SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                             AMENDMENT NO. 23

                 Under the Securities Exchange Act of 1934

                             TOYS "R" US, INC.
                             (Name of Issuer)

                   Common Stock, par value $.10 per share
                      (Title of Class and Securities)

                                892335-10-0
                   (CUSIP Number of Class of Securities)

                         Hilda Kirschbaum Gerstein
                   President and Chief Executive Officer
                         Petrie Stores Corporation
                           70 Enterprise Avenue
                        Secaucus, New Jersey  07094

                              (201) 866-3600
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                            Alan C. Myers, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                          New York, New York  10022
                              (212) 735-3000

                                  May 12, 1995
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the
        subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:                ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )


                               SCHEDULE 13D

   CUSIP No. 892335-10-0

   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Petrie Stores Corporation
                  36-213-7966

   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )

   (3)  SEC USE ONLY


   (4)  SOURCE OF FUNDS


   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e) ( )


   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

                                   (7)  SOLE VOTING POWER
         NUMBER OF                         15,902,702
          SHARES
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                          0
           EACH
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                           4,199,646
           WITH
                                   (10) SHARED DISPOSITIVE POWER
                                           11,703,056

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             15,902,702

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )


   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             5.7%

   (14) TYPE OF REPORTING PERSON
             CO



               This Amendment No. 23 amends and supplements the Statement on Schedule 13D, dated December 17, 1982, as heretofore amended (the "Statement"), filed with the Securities and Exchange Commission (the "Commission") by Petrie Stores Corporation, a New York corporation ("Petrie"), relating to Petrie's ownership of shares of common stock, par value $.10 per share (the "Shares"), of Toys "R" Us, Inc., a Delaware corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in this State-ment.

          Item 5.   Interest in Securities of the Issuer.

               Item 5 is hereby amended as follows:

               (a)-(c) Between April 20, 1995 and May 12, 1995, the Estate of Milton Petrie (the "Estate") sold an aggre-gate of 2,975,600 Shares in open market transactions for a total consideration of $77,935,425 as more fully set forth in Schedule I hereto. As of the close of business on May 12, 1995, the Estate beneficially owned 3,486,137 Shares, representing approximately 1.3 percent of the 277,234,993 Shares issued and outstanding as of April 10, 1995 (as reported in the Issuer's Proxy Statement, dated as of April 21, 1995).

               To the best of Petrie's knowledge, the Estate has sole voting and dispositive power with respect to all Shares held thereby.


                                  SCHEDULE I

               Set forth below are the dates, the number of Shares and the price per share for the Shares sold by the Estate in the open market between April 20, 1995 and May 12, 1995.

          Transaction         Price Per           Number of
          Date                Share*              Shares

          April 20, 1995      $26.00              100,000

          April 21, 1995      $26.00              100,000

          April 21, 1995      $26.125              74,500

          April 24, 1995      $26.125               5,000

          April 25, 1995      $26.00              101,800

          April 25, 1995      $26.125             154,200

          April 26, 1995      $26.00               20,000

          May 11, 1995        $25.50              455,000

          May 11, 1995        $25.625             145,000

          May 11, 1995        $25.875              20,100

          May 12, 1995        $26.00              500,000

          May 12, 1995        $26.375             500,000

          May 12, 1995        $26.625             300,000

          May 12, 1995        $26.75              200,000

          May 12, 1995        $27.00              300,000

          *Excluding
           commissions


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  May 15, 1995

                              PETRIE STORES CORPORATION

                              By: /s/ STEPHANIE R. JOSEPH
                                  Stephanie R. Joseph
                                  Secretary and Principal
                                  Legal Officer